

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2014

Via E-mail
J. Miguel Fernandez de Castro
Chief Financial Officer
ExamWorks Group, Inc.
3280 Peachtree Road, N.E., Suite 2625
Atlanta, GA 30305

> **Re:**   **ExamWorks Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 6, 2014**
> **File No. 001-34930**

Dear Mr. Fernandez de Castro:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35
Results of Operations, page 37

1. You briefly discuss the revenues for each of your segments. However, readers could benefit in future filings from a more robust segment discussion and analysis. For example, please explain and quantify in future filings what the favorable changes in sales mix from 2012 to 2013 were for each segment. Please also quantify in future filings the extent to which IME services increased U.S. segment revenues from 2012 to 2013. In addition, please disclose with quantification in future filings the business reasons for changes between periods in the segment profit for each segment, along with any material changes in the reconciling items shown on page F-35. Please provide us your revised segment discussion and analysis for 2013 as compared to 2012. See Item 303(a)(3) of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding this comment and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining